UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 2)*

                              Alfacell Corporation
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                                (Name of Issuer)

                     Common Stock, $.001 par value per share
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                         (Title of Class of Securities)

                                    015404106
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                                 (CUSIP Number)

                        McCash Family Limited Partnership
                              c/o Michael J. McCash
                            N 3810 S. Grand Oak Drive
                             Iron Mountain, MI 49801
                                 (906) 776-4464
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 26, 2006
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box [_].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)


___________________________
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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         CUSIP NO. 015404106                               13D                                    PAGE 2 OF 4 PAGES


         1        NAMES OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                  McCash Family Limited Partnership (the "Reporting Entity")
                  I.R.S. No.: 39-2038278
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         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                 (a) [_]
                                                                                                   (b) [_]
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         3        SEC USE ONLY

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         4        SOURCE OF FUNDS (see instructions)

                  Not Applicable

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         5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)                                                            [_]

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         6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  A Wisconsin limited Partnership
-----------------------------------|
                                   |
                                   |                       SOLE VOTING POWER
                                   |                     8,689,582 shares (includes 5,968,020 shares subject to
                                   |         7           warrants which are currently exercisable or become
                                   |                     exercisable within 60 days of December 26, 2006).
                                   |------------ --------------------------------------------------------------------
                                   |         8             SHARED VOTING POWER
                                   |                          -0-
             NUMBER OF             |------------ --------------------------------------------------------------------
               SHARES              |         9             SOLE DISPOSITIVE POWER
            BENEFICIALLY           |                       8,689,582 shares (includes
              OWNED BY             |                       5,968,020 shares subject
                EACH               |                       to warrants which are
          REPORTING PERSON         |                       currently exercisable or
                WITH               |                       become exercisable within
                                   |                       60 days of December 26,
                                   |                       2006).
                                   |------------- --------------------------------------------------------------------
                                   |
                                   |         10            SHARED DISPOSITIVE POWER
                                   |                          -0-
-----------------------------------|------------- --------------------------------------------------------------------

         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  8,689,582 shares (includes 5,968,020 shares subject to
                  warrants which are currently exercisable or become exercisable within 60 days of December 26, 2006).
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         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES (see instructions)                                                         [_]

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         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  17.1%

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         14       TYPE OF REPORTING PERSON (see instructions)

                  PN


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                  AMENDMENT NO. 2 TO STATEMENT ON SCHEDULE 13D

            Pursuant to Rule 13d-2(a) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the Reporting Entity files this Amendment No. 2 to its Schedule 13D dated September 24, 2004 (as amended from time to time, the "Schedule 13D"), relating to the Common Stock, $.001 par value per share, of Alfacell Corporation, a Delaware corporation (the "Issuer") to amend the items and schedules set forth herein. No amendment is made to the items or schedules not set forth below. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Schedule 13D.

         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Upon the expiration, on December 26, 2006, of certain warrants to purchase 459,070 shares of the Issuer's Common Stock, $.001 par value per share (the "Common Stock"), the Reporting Entity beneficially owns 8,689,582 shares, or 17.1%, of the Issuer's Common Stock (based on 45,008,401 shares outstanding as reported by the Issuer on its Form 10-Q for its quarterly period ended October 31, 2006).

         (b) Upon the expiration, on December 26, 2006, of certain warrants to purchase 459,070 shares of Common Stock, the Reporting Entity has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all 8,689,582 shares of Common Stock beneficially owned by it. No Partner individually has the power to dispose or to direct the disposition of the shares of Common Stock owned by the Reporting Entity.

         (c) Except for the expiration, on December 26, 2006, of certain warrants to purchase 459,070 shares of Common Stock, during the past sixty (60) days, there were no purchases or dispositions of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Entity.

         (d) Not applicable.

         (e) Not applicable


                                 (Page 3 of 4)
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                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

         Dated: January 07, 2007

                                     McCash Family Limited Partnership



                                     By:         /s/ Michael J. McCash
                                         ---------------------------------------
                                           Name:     Michael J. McCash
                                           Title:    Managing Partner



                                 (Page 4 of 4)